UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 11-K



                                  (Mark One):
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
     For the fiscal year ended December 31, 2000



                                       OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
     For the transition period from _________________to ____________________



                          Commission File No.  2-61045


         A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                             UNION CARBIDE CORPORATION AND
                           PARTICIPATING SUBSIDIARY COMPANIES


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 UNION CARBIDE CORPORATION
                        A SUBSIDIARY OF THE DOW CHEMICAL COMPANY
                                  39 OLD RIDGEBURY ROAD
                                 DANBURY, CT 06817-0001







     Total number of sequentially numbered pages in this filing including exhibits thereto: 24

               THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                           UNION CARBIDE CORPORATION
                     AND PARTICIPATING SUBSIDIARY COMPANIES





                              TABLE OF CONTENTS



                                                                         Page


Financial Statements:

   Statement of Net Assets Available for Benefits -
     December 31, 2000 and 1999                                            3

   Statement of Changes in Net Assets Available for Benefits -
     Year ended December 31, 2000                                          4

   Notes to Financial Statements                                           5

Supplemental Schedules:

   Schedule of Assets Held for Investment
     Purposes At End of Year - December 31, 2000                          10

   Schedule of Reportable Transactions -
     Year ended December 31, 2000                                         18

Signature                                                                 19

Independent Auditors' Reports                                             20

Exhibit Index                                                             22

                       THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                                  UNION CARBIDE CORPORATION
                            AND PARTICIPATING SUBSIDIARY COMPANIES


                         Statement of Net Assets Available for Benefits
                                 December 31, 2000 and 1999
                                   (millions of dollars)


                                                                       2000         1999
Assets:
  Investments:
    Union Carbide Corporation Common Stock - 6,642,845 shares
      and 4,051,250 shares at market value                         $  357.5     $  270.4
    Union Carbide Corporation Common Stock held by the ESOP -
      13,101,734 shares and 13,554,825 shares at market value:
           Unallocated                                                271.6        405.3
           Allocated                                                  433.5        499.8
    Praxair, Inc. Common Stock - 866,035 shares
      and 943,967 shares at market value                               38.4         47.5
    United States Savings Bonds at current redemption value             1.1          2.1
    Short-term securities at market value                               8.4         10.0
    Fixed Income Fund - 7,815,478 units and 9,350,589 units -
      per unit value $95.25 and $89.28                                744.4        834.8
    Fidelity Equity-Income Fund, managed for the Trustee
      by Fidelity Investments - 1,026,001 shares and
      1,103,931 shares at market value                                 54.8         59.0
    Spartan U.S. Equity Index Fund, managed for the
      Trustee by Fidelity Investments - 2,096,780 shares and
      2,373,319 shares at market value                                 98.1        123.6
    Fidelity Magellan Fund, managed for the Trustee by
      Fidelity Investments - 1,057,220 shares and 1,041,254 shares
      at market value                                                 126.1        142.3
    Fidelity Contrafund, managed for the Trustee by
      Fidelity Investments - 1,644,181 shares and 1,566,412
      shares at market value                                           80.8         94.0
    Fidelity Growth Company Fund, managed for the
      Trustee by Fidelity Investments - 1,579,520 shares and
      1,133,240 shares at market value                                112.8         95.6
    Loans to participants                                              56.6         61.4
                                                                   --------     --------
    Total Investments                                               2,384.1      2,645.8
                                                                   --------     --------

  Participants' contributions receivable                                0.4          0.2
                                                                   --------     --------

                  Total assets                                      2,384.5      2,646.0
                                                                   --------     --------

Liabilities:
  ESOP loan payable to Union Carbide Corporation                       47.1         55.8
  Other liabilities                                                     7.4          8.3
                                                                   --------     --------

                  Total liabilities                                    54.5         64.1
                                                                   --------     --------

                  Net assets available for benefits                $2,330.0     $2,581.9
                                                                   ========     ========

The Notes to Financial Statements on pages 5 through 9 should be read in conjunction with this statement.

                THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                            UNION CARBIDE CORPORATION
                      AND PARTICIPATING SUBSIDIARY COMPANIES

              Statement of Changes in Net Assets Available for Benefits

                            Year ended December 31, 2000
                               (millions of dollars)




Additions to net assets attributed to:
  Investment income:
    Dividends                                                        $   49.1
    Interest                                                             72.7
                                                                     --------
                                                                        121.8
                                                                     --------

  Contributions and deposits:
    Amounts deposited by participating employees                         56.2
    Amounts contributed by participating employers                        0.7
    Rollovers from previous employers' plans                              1.1
                                                                     --------
                                                                         58.0
                                                                     --------

  Allocation of ESOP Stock                                               39.4
                                                                     --------

               Total additions                                          219.2
                                                                     --------

Deductions from net assets attributed to:
  Net depreciation in fair value of investments                         313.3
  Withdrawals                                                           140.2
  Administrative costs and expenses                                       2.2
  Interest expense on ESOP loan                                           6.2
  Allocation of ESOP Stock                                                9.2
                                                                     --------

               Total deductions                                         471.1
                                                                     --------

               Net decrease                                             251.9

  Net assets available for benefits at:
      Beginning of year                                               2,581.9
                                                                     --------
      End of year                                                    $2,330.0
                                                                     ========


The Notes to Financial Statements on pages 5 through 9 should be read in conjunction with this statement.


                THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                           UNION CARBIDE CORPORATION
                     AND PARTICIPATING SUBSIDIARY COMPANIES


                        Notes to Financial Statements
                         December 31, 2000 and 1999


1.  Summary of Significant Accounting Policies

    On February 6, 2001, Union Carbide Corporation (the "corporation" or "UCC"), merged with a subsidiary of The Dow Chemical Company ("Dow" and, with regard to the merger, the "Dow Merger"). See note 8.

    Investments are stated at market value based upon quoted market prices plus accrued income thereon, except for investments in United States Savings Bonds, which are carried at current redemption values; loans to participants are carried at face value, which approximates fair values; and certain investment contracts, which are carried at contract value. Fixed Income Fund investments consist of investment contracts with insurance companies, government, corporate and international securities, investments in common/collective trusts, commercial paper and certificates of deposit and a short term investment fund of the trustee (see note 6). Purchases and sales of investments are recorded on the trade date. Unrealized appreciation and depreciation of investments stated at market and fair values are recognized currently in the financial statements.

    Participants' accounts are credited with participant contributions and allocations of (a) UCC Common Stock held by the Employee Stock Ownership Plan ("ESOP") representing UCC matching contributions and, (b) investment fund earnings of The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies (the "Program"). The allocation of investment fund earnings is based upon a participant's interest in a respective investment fund.

    The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

    In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Program adopted SOP 99-3 during the Program year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented.

2.  Description of the Program

    The following brief description of the Program is provided for general information purposes only. Participants should refer to the Summary Plan Description.

    Employees may elect to have the corporation deduct and contribute from 1% to 17 1/2% of their compensation to the Program, subject to certain Internal Revenue Code ("IRC") restrictions. Deducted amounts, elected by employees, up to 7 1/2% of their compensation are considered basic deductions, while additional deductions greater than 7 1/2% to 17 1/2% (in 1/2 percentage point increments) of their compensation are considered supplemental deductions. Basic and supplemental deductions can be made on either an after-tax or a before-tax basis. Before-tax deductions are credited to the participant's 40l(k) portion of the Program while after-tax deductions are credited to a participant's personal investment account. An employee may also elect to make a supplemental deposit to the Program in cash on an after-tax basis.

    Eligible participants receive monthly allocations, based on a weighted-average market price of UCC Common Stock, from the unallocated shares of UCC Common Stock held by the ESOP. This allocation, equal to 75% of their basic deductions, represents the UCC matching contribution. Employees vest in the UCC matching contributions upon allocation.

    The Program maintains two trusts, one related to the ESOP portion of the program ("ESOP Trust") and one related to the other investments (collectively, the "trusts").

3.  Investment Programs

    Participants have discretion over and may invest their basic deductions and their supplemental deductions in 1/2 percentage point increments in any or all of the following investment options: Union Carbide Corporation Common Stock (including the corporation's Discounted Company Stock Fund), United States Savings Bonds, the Fixed Income Fund, the Fidelity Equity-Income Fund, the Spartan U.S. Equity Index Fund, the Fidelity Magellan
    Fund (trademark symbol), the Fidelity Contrafund (trademark symbol) and the Fidelity Growth Company Fund. A participant may invest a supplemental deposit in any of these investment programs except for the Discounted Company Stock Fund.

    Investments in Praxair, Inc. ("Praxair") Common Stock have been closed to new participants since 1992, and existing participants are limited to selling and are prohibited from purchasing Praxair Common Stock through the Program. Dividends earned on Praxair Common Stock are reinvested in the Fixed Income Fund.

    Investments in United States Savings Bonds were closed to new participants during June 2000, and existing participants are limited to selling and are prohibited from purchasing United States Savings Bonds through the Program.

4.  Employee Stock Ownership Plan

    The ESOP is an integral part of the Program. The ESOP Trust owns shares of UCC Common Stock ("ESOP Stock"). The ESOP Stock which has not yet been allocated to participants' accounts secures a 15-year 10% loan maturing in 2005 payable to the corporation. The reported value of the loan approximates its fair value. The corporation makes contributions to the ESOP Trust and dividend payments on the shares held by the ESOP. In turn, the ESOP Trust makes loan payments of interest and principal. As these payments are made, shares of ESOP Stock are released and available for allocation to eligible participants. Additional shares of ESOP Stock, representing the value of dividends earned on allocated shares, are credited quarterly to participants' accounts.

    Supplemental allocations of ESOP Stock are made to eligible employees based upon a profit sharing formula or may also be made, and subsequently sold, to pay certain fees and administrative costs of the Program. Supplemental allocations to employees are determined each year based on the corporation's quarterly returns on capital. For the years ended
    December 31, 2000 and 1999, the supplemental allocations of ESOP Stock totaled $10.5 million and $9.0 million, respectively. These amounts were included in the ESOP allocated balances at December 31, 2000 and 1999, respectively, and were credited to eligible employees' accounts in February of the subsequent year.


5.  Expenses

    Costs and expenses, if any, associated with the sale of UCC Common Stock, including stock held by the ESOP for a participant's account, are deducted from the proceeds. Similar costs and expenses associated with the purchase of UCC Common Stock are charged to the participant's account. Fees of the trustees and investment managers are paid by the Program. For the year ended December 31, 2000, the Program paid certain administrative costs and recordkeeping expenses of the Program. The corporation paid those expenses not borne by the Program.


6.  Fixed Income Fund

    The Fixed Income Fund investments consist of investment contracts with insurance companies; government, corporate and international securities; investments in common/collective trusts; commercial paper and certificates of deposit, and a short-term investment fund of the trustee.

    The Fixed Income Fund includes three bond portfolios actively managed by Pacific Investment Management Company, Jennison Associates Capital Corporation and NISA Investment Advisors, L.L.C. The three portfolios consist of government, corporate and international investment grade securities. Pacific Life Insurance Company, The Prudential Insurance Company of America and Greenwich NatWest were contracted to provide, in most instances, liquidity guarantees ("Wrapper Insurance") of these three bond portfolios in the event that participant book value withdrawals exceed 5% of the market value of the portfolios at the beginning of the calendar quarter.

    On June 26, 2000, the contracts with Pacific Life Insurance Company, The Prudential Insurance Company of America and Greenwich NatWest were terminated. Effective June 27, 2000, the Program entered into agreements with Morgan Guaranty Trust Company of New York, UBS AG Stamford Branch and Chase Manhattan Bank to provide, in all instances, liquidity guarantees of these three bond portfolios in the event that participant book value withdrawals exceed the market value of the portfolios.

    The following is a summary of the Fixed Income Fund. Contract value represents original deposits under the contract credited with contractual earnings and charged for withdrawals. The contract value reported for contracts with insurance companies generally approximates fair value.


               Fund Investments                                          Carrying Value
------------------------------------------------------------------       --------------
                                                                          December 31,
(millions of dollars)                                                   2000        1999
Contracts with Insurance Companies, at contract value                 $    -      $ 71.6
Investments in common/collective trusts                                 20.5         8.8
Investments managed by Investment Firms under
     Wrapper Insurance:
  Government Securities, valued at market                              340.3       282.2
  Corporate Securities, valued at market                               398.6       395.2
  International Securities, denominated in U.S. dollars,
     valued at market                                                   14.5        10.8
  Commercial Paper, Certificates of Deposit and U.S. Treasury Bills      0.1           -
  Chase Manhattan Bank Enhanced Cash Investment Fund                    29.8        12.5
  Unsettled Purchase and Sale Transactions                            (147.1)      (77.3)
  Wrapper Insurance                                                        -        15.2
                                                                       -----       -----
Total Investments managed by Investment Firms                          636.2       638.6
                                                                      ------       -----
Chase Manhattan Bank Enhanced Cash Investment Fund                      87.7       115.8
                                                                      ------       -----
Total Fixed Income Fund                                               $744.4      $834.8
                                                                      ======      ======

    The average yield of each of these funds ranged from 5.59% to 10.70% and 0.80% to 6.21% for the years ended December 31, 2000 and 1999, respectively. The crediting interest rates of each of these funds, representing the fixed rates of return, ranged from 5.59% to 7.60% and 5.7428% to 6.70% as of December 31, 2000 and 1999, respectively.

    The crediting interest rates for contracts with certain insurance companies are determined at inception of the contracts. For those contracts that provide for fluctuations in their crediting interest rates, the rates are reset periodically and are based on an agreed-upon method. The crediting interest rates for the investments managed by investment firms under Wrapper Insurance are reset at least quarterly and are based on such factors as the individual bond portfolio's book value, duration, market value and current yield.

    Additionally, the contract with The Prudential Insurance Company of America establishes a minimum annual crediting interest rate each quarter. The contract provides that in no quarter shall the annual crediting interest rate be less than 2.0%.


7.  Income Tax Status

    The corporation received a determination letter from the Internal Revenue Service dated May 30, 1995 stating that the Program and related trusts are designed in accordance with applicable sections of the IRC. The Program has been amended since receiving the determination letter. The Program administrator and the Program's tax counsel believe that the Program is designed and is currently being operated in compliance with the applicable requirements of the IRC.

    Participant elective tax-deferred contributions for the 401(k) portion of the Program are subject to an annual maximum amount allowed by the IRC, which was $10,500 in 2000.

    Employees are not subject to income tax on their salary reduction contributions to the 401(k) portion of the Program, corporation payments or other accumulations in their accounts until a distribution is made from the Program. Employee after-tax contributions, which are credited to a participant's personal investment account, are generally not subject to income tax upon distribution from the Program. An employee may withdraw an amount equal to his/her after-tax contributions made prior to 1987 without incurring any income tax. However, in the case of employee after-tax contributions made after 1986, an employee may exclude from income only the portion of the distribution that bears the same ratio to the total distribution as the employee's after-tax contributions bears to the total value of the employee's account. For employees making deferred contributions to the Program in accordance with IRC Section 401(k), distributions are generally taxed as ordinary income subject to special tax treatment afforded certain distributions that qualify as lump sum distributions under the IRC.


8.  Subsequent Event - The Dow Merger

    On February 6, 2001, the corporation merged with a subsidiary of Dow, and became a wholly owned subsidiary of Dow. As a result of the Dow Merger, the corporation's shareholders received 1.611 shares of Dow Common Stock for each share of the corporation's common stock they owned as of the date of the merger. At the same time, all shares of UCC Common Stock held by the Program, including those held by the ESOP, were converted into shares of Dow Common Stock using the ratio noted above. Although the provisions of the Program will remain the same as prior to the merger, investments in the Discounted Company Stock Fund can no longer be made and allocations of ESOP Stock will be in Dow Common Stock.

                                       THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                                                    UNION CARBIDE CORPORATION
                                               AND PARTICIPATING SUBSIDIARY COMPANIES

                                    SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                                       (millions of dollars)

                                                                                                                  December 31, 2000
                                                                                                                            Current
  Identity of Issuer                     Description of Investment (maturity value in millions of dollars)         Cost       Value

* Union Carbide Corporation              Common Stock, Par Value $1.00, Annual Dividend $0.90                    $272.1      $357.5
* Union Carbide Corporation              Common Stock (ESOP-Unallocated), Par Value $1.00, Annual Dividend $0.90   45.3       271.6
* Union Carbide Corporation              Common Stock (ESOP-Allocated), Par Value $1.00, Annual Dividend $0.90    251.2       433.5
  Praxair, Inc.                          Common Stock, Par Value $1.00, Annual Dividend $0.62                      10.3        38.4
  United States Government               Series E Savings Bonds, $0.1                                               0.1         0.1
  United States Government               Series EE Savings Bonds, $1.8                                              0.7         1.0
  Fidelity Investments                   Equity-Income Fund                                                        33.0        54.8
  Fidelity Investments                   Spartan U.S. Equity Index Fund                                            57.2        98.1
  Fidelity Investments                   Magellan Fund (trademark symbol)                                          73.2       126.1
  Fidelity Investments                   Contrafund (trademark symbol)                                             52.5        80.8
  Fidelity Investments                   Growth Company Fund                                                       86.2       112.8
  State Street Bank and Trust Company    Short-term Investment Fund, Interest Rate 6.67%, $1.7                      1.7         1.7
  Chase Manhattan Bank                   Enhanced Cash Investment Fund, Interest Rate 6.657%, $6.7                  6.7         6.7
* Union Carbide Corporation              Participant Loans, 6.00% - 9.40%, Various Maturity Dates, $56.6             -         56.6

  Fixed Income Fund:
  (Where no interest rate is stated, rate is floating.)

  Investments in common/collective trusts:

  Columbus Circle Trust Company          Trust Advisors Stable Value Plus Fund, Interest Rate 6.63%, $20.5         18.8        20.5
      Total investment in common/collective trusts                                                                 18.8        20.5

  Government Securities:

  United States Government               Student Loan Marketing Assn MTN, 9.40%, Due 5/31/02, $0.4                  0.4         0.4
  United States Government               U.S. Treasury Note Stripped Prin., 0.00%, Due 11/15/01, $3.2               3.0         3.0
  United States Government               FNMA TBA, 6.50%, Due 1/15/49, $17.3                                       16.9        17.1
  United States Government               FNMA TBA, 7.00%, Due 1/15/49, $18.0                                       17.7        18.0
  United States Government               FHMLC Multiclass, 3.50%, Due 11/15/07, $3.9                                3.4         3.6
  United States Government               FMAC Loan Receivables Tr Nt Ser 1998-D, 6.729%, Due 12/15/19, $0.6         0.6         0.6
  United States Government               FNMA Gtd Remic Pass, 5.85%, Due 9/16/28, $1.9                              1.9         1.9
  United States Government               FNMA Gtd Remic Pass, 7.679%, Due 9/17/07, $1.9                             2.0         1.9
  United States Government               FHMLC Multiclass, 6.00%, Due 2/15/09, $3.3                                 2.9         3.2
  United States Government               FHMLC Multiclass, 9.00%, Due 12/15/05, $0.2                                0.2         0.2
  United States Government               U.S. Treasury Bond, 8.125%, Due 8/15/21, $4.7                              5.9         6.3
  United States Government               U.S. Treasury Bond, 8.125%, Due 8/15/19, $1.6                              2.1         2.1
  United States Government               FNMA, 7.125%, Due 6/15/10, $19.0                                          19.6        20.5
  United States Government               FNMA Medium Term Note, Due 3/13/02, $1.2                                   1.1         1.2
  United States Government               U.S. Treasury Note, Due 1/15/07, $3.0                                      3.1         3.3
  United States Government               U.S. Treasury Note, Due 7/15/02, $10.3                                    10.8        11.4
  United States Government               U.S. Treasury Note, 5.75%, Due 8/15/10, $4.2                               4.4         4.4
  United States Government               U.S. Treasury Bond Stripped Prin., 0.00%, Due 11/15/18, $2.0               0.6         0.7
  United States Government               U.S. Treasury Bond Stripped Prin., 0.00%, Due 5/15/17, $10.0               3.6         4.0
  United States Government               U.S. Treasury Bond Stripped Prin., 0.00%, Due 2/15/15, $6.0                2.5         2.7
  United States Government               GNMA 496845, 7.75%, Due 7/15/01, $0.8                                      0.8         0.8
  United States Government               GNMA I TBA, 6.00%, Due 1/15/49, $24.0                                     22.9        23.3
  United States Government               GNMA I TBA, 7.50%, Due 1/15/49, $24.3                                     24.6        24.7
  United States Government               GNMA I TBA, 8.00%, Due 1/15/49, $3.1                                       3.2         3.2
  United States Government               GNMA I TBA, 8.50%, Due 1/15/49, $22.0                                     22.6        22.7
  United States Government               GNMA II TBA, 8.50%, Due 1/15/49, $4.0                                      4.1         4.1
  United States Government               GNMA II 080022, Due 12/20/26, $1.1                                         1.1         1.1
  United States Government               GNMA II 008089, Due 12/20/22, $2.4                                         2.5         2.5
  United States Government               GNMA 008913, Due 7/20/26, $1.1                                             1.1         1.1
  United States Government               FHMLC 846183, Due 1/1/24, $1.6                                             1.6         1.6
  United States Government               FNMA Pass-Through Certificate 0103185, 9.336%, Due 7/1/20, $0.3            0.4         0.3
  United States Government               FNMA Pass-Through Certificate 0112511, 9.233%, Due 9/1/20, $0.1            0.1         0.1
  United States Government               FNMA Pass-Through Certificate 323919, Due 8/1/29, $0.9                     0.9         0.9
  United States Government               FNMA Pass-Through Certificate 381982, 7.11%, Due 10/1/09, $2.8             2.8         3.0
  United States Government               FNMA Pass-Through Certificate 511545, 6.50%, Due 9/1/06, $0.8              0.8         0.9
  United States Government               FNMA Pass-Through Certificate 514389, 6.50%, Due 9/1/06, $0.9              0.9         0.9
  United States Government               FNMA TBA, 6.00%, Due 1/15/49, $6.0                                         5.7         5.8
  United States Government               FNMA TBA, 8.00%, Due 1/15/49, $4.0                                         4.1         4.1

                                                          -10-
                                                                                                                        (continued)

                                                                                                                  December 31, 2000
                                                                                                                            Current
  Identity of Issuer                     Description of Investment (maturity value in millions of dollars)         Cost       Value

  United States Government               FNMA Pass-Through Certificate 0058646, Due 11/1/16, $0.3                   0.3         0.3
  United States Government               FNMA Pass-Through Certificate 013205, Due 7/1/25, $0.4                     0.4         0.4
  United States Government               FNMA Pass-Through Certificate 029139, Due 7/1/26, $0.6                     0.5         0.6
  United States Government               FNMA Pass-Through Certificate 041732, Due 2/1/27, $0.3                     0.3         0.3
  United States Government               FNMA Pass-Through Certificate 047935, Due 5/1/27, $0.2                     0.2         0.2
  United States Government               FNMA Pass-Through Certificate 072163, Due 2/1/28, $0.5                     0.5         0.5
  United States Government               FNMA Pass-Through Certificate 291254, Due 8/1/24, $0.1                     0.1         0.1
  United States Government               FNMA Pass-Through Certificate 303298, Due 1/1/25, $0.7                     0.7         0.7
  North Carolina State                   Education Assistance Authority Municipal Bond, Due 6/1/09, $2.7            2.7         2.7
  United States Government               FHMLC Multiclass, 9.05%, Due 6/15/19, $0.4                                 0.4         0.4
  United States Government               FHMLC Multiclass, 6.50%, Due 7/15/17, $0.9                                 0.9         0.9
  United States Government               FNMA Gtd Remic Pass, 8.00%, Due 12/25/06, $3.5                             3.8         3.7
  United States Government               U.S. Treasury Bond, 12.75%, Due 11/15/10, $15.6                           21.4        20.8
  United States Government               FHMLC, 6.875%, Due 8/15/03, $0.9                                           0.9         1.0
  United States Government               FHMLC, 5.00%, Due 1/15/04, $6.8                                            6.5         6.8
  United States Government               FHMLC, 5.125%, Due 10/15/08, $1.0                                          0.9         1.0
  United States Government               FNMA, 6.00%, Due 5/15/08, $2.8                                             2.6         2.8
  United States Government               FNMA, 5.50%, Due 1/8/04, $0.8                                              0.8         0.8
  United States Government               FNMA, 5.125%, Due 2/13/04, $4.3                                            4.1         4.3
  United States Government               FNMA, 5.25%, Due 1/15/09, $4.3                                             3.9         4.2
  United States Government               U.S. Treasury Note, 5.50%, Due 1/31/03, $0.5                               0.5         0.5
  United States Government               U.S. Treasury Note, 5.625%, Due 2/15/06, $0.6                              0.6         0.6
  United States Government               U.S. Treasury Note, 5.75%, Due 8/15/03, $6.4                               6.4         6.7
  United States Government               U.S. Treasury Note, 5.75%, Due 8/15/10, $1.4                               1.5         1.5
  United States Government               U.S. Treasury Note, 5.75%, Due 10/31/02, $0.4                              0.4         0.4
  United States Government               U.S. Treasury Note, 5.75%, Due 11/15/05, $1.4                              1.4         1.5
  United States Government               U.S. Treasury Note, 6.125%, Due 8/15/07, $0.3                              0.3         0.4
  United States Government               U.S. Treasury Note, 6.75%, Due 5/15/05, $3.1                               3.2         3.3
  United States Government               U.S. Treasury Note, 6.875%, Due 5/15/06, $10.8                            11.4        11.8
  United States Government               U.S. Treasury Note, 7.50%, Due 5/15/02, $8.4                               8.6         8.7
  United States Government               U.S. Treasury Note, 7.875%, Due 11/15/04, $5.9                             6.3         6.5
  United States Government               Government Trust Zero Coupon Ctfs., 0.00%, Due 5/15/02, $1.5               1.3         1.4
  United States Government               Government Trust Zero Coupon Ctfs., 0.00%, Due 5/15/03, $2.4               1.9         2.1
  United States Government               Government Trust Zero Coupon Ctfs., 9.40%, Due 5/15/02, $0.2               0.3         0.3
  United States Government               FHMLC Multiclass, 6.50%, Due 5/15/08, $0.3                                 0.3         0.3
  United States Government               FHMLC Gold W10002, 6.775%, Due 11/1/03, $4.4                               4.3         4.5
  United States Government               FNMA Pass-Through Certificate 380790, 5.73%, Due 10/1/08, $2.3             2.3         2.3
  San Diego County, California           Pension Obligation, 6.38%, Due 8/15/03, $0.8                               0.9         0.9
  United States Government               FHMLC Multiclass, 6.50%, Due 8/15/08, $0.7                                 0.6         0.7
  United States Government               FHMLC Multiclass, 5.75%, Due 1/15/16, $0.9                                 0.9         0.9
  United States Government               FHMLC Multiclass, 5.75%, Due 3/15/07, $0.7                                 0.7         0.7
  United States Government               FHMLC Multiclass, 5.75%, Due 7/15/07, $1.4                                 1.4         1.4
  United States Government               FHMLC Multiclass, 6.00%, Due 7/15/24, $0.5                                 0.5         0.5
  United States Government               FHMLC Multiclass, 6.00%, Due 8/15/08, $1.7                                 1.7         1.7
  United States Government               FHMLC Multiclass, 6.15%, Due 7/15/20, $2.1                                 2.1         2.1
  United States Government               FHMLC Multiclass, 7.50%, Due 9/15/16, $0.8                                 0.8         0.9
  United States Government               FNMA Gtd Remic Pass, 6.00%, Due 4/25/19, $5.7                              5.8         5.7
  United States Government               FNMA Gtd Remic Pass, 6.00%, Due 7/18/18, $0.7                              0.7         0.7
  United States Government               FGRM 2075VA, 6.50%, Due 9/15/05, $0.8                                      0.8         0.8
  United States Government               U.S. Dept. Veterans Affairs CMO/Remic, 6.75%, Due 5/15/16, $0.6            0.6         0.6
  United States Government               FHMLC, 6.50%, Due 3/15/09, $1.3                                            1.3         1.3
  United States Government               FHMLC Multiclass, 5.50%, Due 6/15/08, $3.2                                 3.2         3.2
  United States Government               FHMLC Multiclass, 5.75%, Due 1/15/07, $1.9                                 1.9         1.9
  United States Government               FHMLC Multiclass, 5.75%, Due 2/15/17, $1.0                                 1.0         1.1
  United States Government               FNMA Gtd Remic Pass, 6.00%, Due 12/18/20, $0.2                             0.2         0.2
  United States Government               FNMA Gtd Remic Pass, 6.74%, Due 8/25/07, $2.1                              2.2         2.1
      Total Government Securities                                                                                 333.1       340.3

  Corporate Securities:

  International Paper Co.                Note 144A, 8.125%, Due 7/8/05, $0.7                                        0.7         0.7
  Railcar Leasing L.L.C.                 Sr. Secd. Note, 6.75%, Due 7/15/06, $2.0                                   2.1         2.1
  Russell Frank Co.                      Gtd. Note 144A, 5.625%, Due 1/15/09, $2.1                                  1.9         2.0
  Allstate Corp.                         Note, 7.875%, Due 5/1/05, $2.0                                             2.0         2.1
  Amoco Corp.                            Debenture, 6.50%, Due 8/1/07, $3.8                                         3.5         3.9
  Associates Corp. N.A.                  Senior Note, 5.50%, Due 2/15/04, $2.0                                      1.9         2.0
  Associates Corp. N.A.                  Senior Note, 5.75%, Due 11/1/03, $4.6                                      4.4         4.5
  Bank America Corp.                     Senior Note, 5.875%, Due 2/15/09, $1.1                                     1.0         1.1
  British Telecommunications PLC         Note, 7.625%, Due 12/15/05, $3.7                                           3.7         3.8
  Chase Manhattan Corp.                  New Sub. Note, 7.00%, Due 11/15/09, $1.1                                   1.0         1.1
  Citicorp                               Sub. Note, 8.00%, Due 2/1/03, $1.4                                         1.5         1.5

                                                         -11-
                                                                                                                        (continued)

                                                                                                                  December 31, 2000
                                                                                                                            Current
  Identity of Issuer                     Description of Investment (maturity value in millions of dollars)         Cost       Value

  Citigroup Inc.                         Note, 7.25%, Due 10/1/10, $0.7                                             0.7         0.8
  Columbia University Trustees NY Corp.  Note, 8.65%, Due 2/21/03, $0.8                                             0.9         0.9
  Deutsche Telekom Intl. Fin.            Note, 7.75%, Due 6/15/05, $3.0                                             3.0         3.0
  Financing Corp.                        Cpn FICO Strips, 0.00%, Due 6/6/03, $3.2                                   2.5         2.8
  Financing Corp.                        Cpn FICO Strips, 0.00%, Due 6/6/05, $6.9                                   4.7         5.4
  Financing Corp.                        Cpn FICO Strips, 0.00%, Due 6/27/04, $2.1                                  1.6         1.7
  Financing Corp.                        Cpn FICO Strips Ser. 19, 0.00%, Due 6/6/03, $6.3                           5.0         5.5
  Ford Motor Credit Co.                  Note, 7.375%, Due 10/28/09, $2.0                                           1.9         2.0
  General Elec. Cap. Corp.               Medium Term Note, 7.25%, Due 5/3/04, $1.8                                  1.8         1.9
  GMAC                                   Note, 9.00%, Due 10/15/02, $2.5                                            2.8         2.6
  GMAC                                   Note, 7.75%, Due 1/19/10, $0.5                                             0.5         0.5
  Household Fin. Corp.                   Note, 7.00%, Due 8/1/03, $1.4                                              1.4         1.5
  Household Fin. Corp.                   Note, 7.875%, Due 3/1/07, $2.8                                             2.8         3.0
  Martin Marietta Corp.                  Note, 6.50%, Due 4/15/03, $1.6                                             1.6         1.6
  McDonalds Corp.                        Note, 6.00%, Due 6/23/12, $2.4                                             2.4         2.3
  MCI Communications Corp.               Note, 6.125%, Due 4/15/02, $3.9                                            3.9         3.9
  Merril Lynch & Co. Inc.                Note, 6.00%, Due 2/17/09, $1.1                                             1.0         1.0
  Motorola Inc.                          Note, 7.625%, Due 11/15/10, $2.1                                           2.1         2.2
  Newcourt Cr. Group Inc.                Note, 6.875%, Due 2/16/05, $1.6                                            1.6         1.7
  Nynex Corp.                            Note, 9.55%, Due 5/1/10, $1.1                                              1.2         1.2
  Prime Property Funding II Inc.         Note 144A, 6.80%, Due 8/15/02, $2.3                                        2.3         2.4
  Raytheon Co.                           Note, 6.50%, Due 7/15/05, $3.3                                             3.1         3.3
  Sears Roebuck Accep. Corp.             Medium Term Note, 6.80%, Due 10/9/02, $2.0                                 1.9         2.0
  Sprint Capital Corp.                   Note, 5.70%, Due 11/15/03, $4.0                                            3.9         3.9
  Telefonica Europe                      Note, 7.75%, Due 9/15/10, $1.0                                             1.0         1.1
  Union Tex. Pete. Holdings Inc.         Medium Term Note, 6.70%, Due 11/18/02, $4.4                                4.4         4.4
  Viacom Inc.                            Global Note, 7.70%, Due 7/30/10, $2.1                                      2.1         2.2
  Vodafone Airtouch PLC                  Note 144A, 7.75%, Due 2/15/10, $2.7                                        2.7         2.9
  Walmart Stores Inc.                    Note, 6.875%, Due 8/10/09, $1.5                                            1.4         1.6
  MMCA Auto Owner Trust                  Asset Backed Security, 7.00%, Due 5/15/04, $3.0                            3.0         3.1
  Premier Auto Trust                     Asset Backed Note 1999-1, 5.82%, Due 10/8/03, $2.0                         2.0         2.0
  Advanta Cr. Card Master Trust II       Asset Backed Security Ser. 96-A, 6.00%, Due 11/15/05, $2.3                 2.2         2.3
  First NBC Cr. Card Master Trust        Asset Backed Security, 6.15%, Due 9/15/04, $3.8                            3.7         3.8
  Metris Master Trust                    Asset Back Certificate 1997-1, 6.87%, Due 10/20/05, $2.8                   2.7         2.8
  California Infrastructure & E. Dev. Bk.Asset Backed Security, 6.42%, Due 9/25/08, $2.5                            2.4         2.5
  California Infrastructure & E. Dev. Bk.Asset Backed Security, 6.48%, Due 12/26/09, $2.3                           2.3         2.3
  Conseco Fin. Securitizations           Asset Backed Security, 8.15%, Due 2/15/31, $2.7                            2.7         2.8
  Credit Suisse First Boston Mtg.        Asset Backed Security, 6.52%, Due 1/17/35, $4.2                            4.1         4.2
  Advanta Mortgage Loan Trust            Asset Backed Security Ser. 94-1, 6.30%, Due 7/25/25, $0.8                  0.8         0.8
  Green Tree Financial Corp.             Asset Backed Security 97-5 Mfd. Hsg., 6.42%, Due 5/15/29, $2.4             2.4         2.4
  Peco Energy Transition                 Asset Backed Security, 6.13%, Due 3/1/09, $1.4                             1.4         1.5
  Railcar Trust                          Asset Backed Tr. Note 1992-1, 7.75%, Due 6/1/04, $3.5                      3.6         3.6
  Comed Trans. Fund Trust                Asset Backed Security 98-1 A6, 5.63%, Due 6/25/09, $2.6                    2.6         2.5
  United Airlines                        Pass Through Trust, 7.032%, Due 10/1/10, $1.9                              1.9         1.9
  Toyota Auto Receivables                CMO Remic 1999 Tr., 6.15%, Due 8/16/04, $5.1                               5.1         5.1
  3M Employee Stk. Ownership Plan        CMO Remic Gtd., 5.62%, Due 7/15/09, $1.8                                   1.8         1.8
  Amresco Residential Securities         Mtg. Ln., 7.21%, Due 6/25/25, $3.4                                         3.5         3.5
  Capco Amer. Securitization Cor.        Commercial Mortgage Backed, 6.26%, Due 9/15/08, $1.9                       1.7         1.9
  GMAC Coml. Mtg. Sec. Inc.              Mortgage Pass-Through, 7.151%, Due 12/15/16, $1.6                          1.6         1.7
  GE Cap. Coml. Mtg. Corp.               CMO Remic, 6.734%, Due 12/15/10, $1.5                                      1.5         1.5
  Comm. 1999-1                           Commercial Mortgage Pass Through Certificate, 6.455%, Due 9/15/08, $1.0    0.9         1.0
  Duetsche Mtg. & Asset Receiving        Commercial Mortgage Backed, 6.538%, Due 2/15/08, $3.4                      3.2         3.5
  GE Cap. Coml. Mtg. Corp.               Commercial Mortgage Backed, 6.496%, Due 12/15/10, $1.4                     1.4         1.4
  LB Mortgage Trust                      Mortgage Pass Through Certificate 1992-1, 7.809%, Due 1/15/09, $1.8        1.8         1.9
  SPSAC                                  Mtg. Ln. Asset Backed Pass Through Certificate, Due 6/25/28, $1.0          1.0         1.0
  Reilly Mtg. Assocs. L.P.               FHA Partn. Ctf., 7.45%, Due 10/01/23, $1.4                                 1.4         1.4
  Reilly Mtg. Assocs. L.P.               Proj. Pass Through, Due 2/1/23, $1.5                                       1.6         1.5
  USGI Inc.                              FHA Proj. 2057, 7.46%, Due 8/25/23, $2.7                                   2.7         2.7
  AT&T Cap. Corp.                        Medium Term Note, 6.80%, Due 2/1/01, $3.8                                  3.8         3.9
  Allstate Financial Global Funding LLC  Senior Note, 7.125%, Due 9/26/05, $1.2                                     1.2         1.3
  AMR Corp.                              Note, 10.0%, Due 2/1/01, $0.3                                              0.3         0.3
  AMR Corp.                              Note, 9.125%, Due 10/24/01, $1.3                                           1.4         1.3
  Bear Stearns Cos. Inc. Global          Note, 6.45%, Due 8/1/02, $2.0                                              2.0         2.1
  Bear Stearns Cos. Inc.                 Medium Term Note, Due 5/7/02, $2.0                                         2.0         2.0
  British Telecommunications PLC         Note, 8.125%, Due 12/15/10, $2.0                                           2.0         2.0
  Chrysler Financial Corp.               Medium Term Note, 6.16%, Due 3/12/01, $1.6                                 1.6         1.6
  CIT Group Inc.                         Medium Term Sr. Note, Due 9/13/02, $0.7                                    0.7         0.7
  Consolidated Natural Gas               Note, 7.25%, Due 10/1/04, $2.0                                             2.0         2.1
  Donaldson Lufkin & Jenrette Inc.       Note, Due 2/1/05, $2.7                                                     2.7         2.7
  Donaldson Lufkin & Jenrette Inc.       Sr. Note, 5.875%, Due 4/1/02, $1.0                                         1.0         1.0

                                                    -12-
                                                                                                                        (continued)

                                                                                                                  December 31, 2000
                                                                                                                            Current
  Identity of Issuer                     Description of Investment (maturity value in millions of dollars)         Cost       Value

  Duke Cap. Corp.                        Sr. Note, 7.25%, Due 10/1/04, $1.5                                         1.5         1.6
  Ford Motor Cr. Co.                     Medium Term Note, Due 7/19/04, $3.8                                        3.8         3.8
  GMAC                                   Medium Term Note, Due 11/12/02, $1.0                                       1.0         1.0
  GMAC                                   Medium Term Note, Due 7/21/04, $3.8                                        3.8         3.9
  Heller Financial Inc.                  Medium Term Note, Due 2/5/01, $1.3                                         1.3         1.3
  Heller Financial Inc.                  Medium Term Note, Due 10/22/01, $1.0                                       1.0         1.0
  Heller Financial Inc.                  Medium Term Note, 5.75%, Due 9/25/01, $1.5                                 1.5         1.5
  Household Fin. Corp.                   Note, Due 6/24/03, $2.7                                                    2.7         2.7
  Indiana Mich. Power Co.                Sr. Note, 6.875%, Due 7/1/04, $2.0                                         2.0         2.1
  Lehman Brothers Hldgs. Inc.            Medium Term Note, Due 7/15/02, $1.0                                        1.0         1.0
  Lehman Brothers Hldgs. Inc.            Medium Term Note, Due 4/2/02, $2.6                                         2.6         2.6
  Lehman Brothers Hldgs. Inc.            Medium Term Note, Due 12/12/02, $1.4                                       1.4         1.4
  MBNA America Bank                      Note, Due 12/10/02, $2.0                                                   2.0         2.0
  MCI Communications Corp.               Note, 6.125%, Due 4/15/02, $2.0                                            2.0         2.0
  MCN Invt. Corp.                        Note, 6.89%, Due 1/16/02, $3.0                                             3.0         3.1
  Morgan Stanley Dean Witter             Medium Term Note, Due 8/7/03, $1.9                                         1.9         1.9
  Nations Bank Corp.                     Sr. Note, 5.75%, Due 3/15/01, $2.0                                         2.0         2.0
  Ohio Power Co.                         Sr. Note, 7.00%, Due 7/1/04, $2.0                                          2.0         2.1
  Pacific Gas & Electric Co.             Note, Due 10/31/01, $2.0                                                   2.0         1.8
  Philip Morris Cos. Inc.                Note, 7.00%, Due 7/15/05, $3.0                                             3.1         3.1
  Philip Morris Cos. Inc.                Note, 7.25%, Due 9/15/01, $2.0                                             2.1         2.0
  Popular North Amer. Inc.               Medium Note, 7.375%, Due 9/14/01, $2.0                                     2.0         2.1
  Public Service Enterprise Group Inc.   Note, Due 5/21/02, $2.0                                                    2.0         2.0
  Raytheon Co.                           Note, 5.95%, Due 3/15/01, $1.0                                             1.0         1.0
  Raytheon Co.                           Note, Due 8/10/01, $1.0                                                    1.0         1.0
  Royal Bank Scotland Group PLC          Note, 9.118%, Due 12/31/49, $2.0                                           2.0         2.2
  Salomon Smith Barney Holding           Note, Due 4/28/03, $3.0                                                    3.0         3.0
  So. California Edison Co.              Note, Due 5/1/02, $1.2                                                     1.2         1.1
  TCI Communications Inc.                Medium Term Note, Due 4/3/02, $1.5                                         1.5         1.5
  Textron Financial Corp.                Note, Due 9/17/02, $3.0                                                    3.0         3.0
  Time Warner Inc.                       Note, 7.975%, Due 8/15/04, $0.3                                            0.3         0.3
  Transamerica Fin. Corp.                Sr. Note, 7.25%, Due 8/15/02, $1.5                                         1.5         1.6
  Waste Management                       Note, 6.625%, Due 7/15/02, $1.9                                            1.9         1.9
  Westdeutsche Landesbank                Bond, 6.05%, Due 1/15/09, $1.7                                             1.7         1.7
  Worldcom Inc.                          Note, 7.375%, Due 1/15/03, $2.0                                            2.0         2.0
  Worldcom Inc.                          Note, Due 11/26/01, $3.0                                                   3.0         3.0
  Arcadia Automobile                     Asset Backed Receivable 1999 C, 6.90%, Due 12/15/03, $0.7                  0.7         0.7
  Banc One Auto Grantor Trust            Asset Backed 1997-A, 6.27%, Due 11/20/03, $0.4                             0.4         0.4
  Advanta Mtg. Ln. Tr.                   1999-3 Asset Backed, Due 8/25/29, $0.7                                     0.7         0.7
  Green Tree Financial Corp.             Asset Backed, Due 8/15/29, $0.4                                            0.4         0.4
  Pacificamerica Home Equity             Ln. Ser., Due 3/25/28, $1.1                                                1.1         1.1
  Green Tree Financial Corp.             Asset Backed 1999-5 Mfg. Hsg., 6.27%, Due 4/1/31, $0.7                     0.7         0.7
  Green Tree Floor Plan Receivable Mstr. Asset Backed, Due 11/15/04, $3.0                                           3.0         3.0
  HCLT                                   Asset Backed Note Cl. A-3, Due 8/15/06, $1.3                               1.3         1.3
  Green Tree Financial Corp.             Asset Backed 1999-5 Mfg. Hsg., 7.33%, Due 4/1/31, $2.0                     2.0         2.0
  Residential Fdg. Mtg. Secs. I Inc.     Pass Through Ctf., 7.25%, Due 4/25/26, $3.7                                3.7         3.7
  TMS Home Equity Ln. Tr.                Ser. 1992-C, 6.20%, Due 10/15/17, $1.6                                     1.6         1.6
  Ryland Mtg. Secs. Corp. IV             Coll. Mtg., 8.10%, Due 6/25/23, $0.9                                       1.0         0.9
  Structured Asset Mtg. Invts. Inc.      Mtg., 6.58%, Due 6/25/29, $1.8                                             1.8         1.8
  CWFC                                   CMO Remic, 6.00%, Due 5/25/09, $0.7                                        0.7         0.7
  Salomon Brothers Mtg. Secs. VII Inc.   Mtg., Due 2/25/30, $1.5                                                    1.5         1.5
  Chase Mtg. Fin. Tr.                    Asset Backed 1999 S-1 MC Mtg., 6.10%, Due 2/25/29, $4.7                    4.7         4.7
  DLJ Mtg. Accep. Corp.                  Mtg. Pass Through Ctf., Due 12/25/22, $0.4                                 0.4         0.4
  Greenwich Cap. Accep. Inc.             Mtg. Pass Through, Due 1/25/23, $0.2                                       0.2         0.2
  Housing Secs. Inc.                     Mtg. Pass Through Ctf., 6.50%, Due 7/25/09, $5.2                           5.2         5.3
  Mellon Residential Funding Corp.       Note, 6.03%, Due 1/25/29, $0.9                                             0.9         0.9
  Sears Mtg. Secs. Corp.                 Mtg. Pass Through Ctf., Due 4/25/23, $0.2                                  0.2         0.2
  Bear Stearns Cml. Mtg. Secs. Inc.      Commercial Mortgage Backed, 6.73%, Due 5/20/03, $1.4                       1.4         1.4
  GMAC Coml. Mtg. Sec. Inc.              Mtg. Pass Through Ctf., 6.70%, Due 3/15/08, $1.5                           1.5         1.5
  Corporate Pptys. Invs.                 Note 144A, 7.75%, Due 8/15/04, $0.8                                        0.8         0.8
  Cox Enterprises Inc.                   Note 144A, 7.875%, Due 9/15/10, $0.5                                       0.5         0.5
  Albertsons Inc.                        Sr. Note, 6.55%, Due 8/1/04, $1.4                                          1.4         1.5
  Allstate Corp.                         Note, 7.50%, Due 6/15/13, $0.6                                             0.6         0.7
  Avalon Pptys. Inc.                     Note, 6.875%, Due 12/15/07, $0.6                                           0.5         0.5
  Avalon Bay Cmntys. Inc.                Medium Term Note, 7.50%, Due 12/15/10, $0.4                                0.4         0.4
  Avalon Bay Cmntys. Inc.                Medium Term Note, 8.25%, Due 7/15/08, $1.2                                 1.3         1.4
  Bayerische Landesbank                  Note, 5.65%, Due 2/1/09, $0.7                                              0.7         0.7
  Bayerische Landesbank                  Note, 6.375%, Due 10/15/05, $1.5                                           1.5         1.5
  British Telecommunications PLC         Note, 8.125%, Due 12/15/10, $0.5                                           0.5         0.5
  Burlington Northern Santa Fe Co.       Note, 7.875%, Due 4/15/07, $0.8                                            0.8         0.9

                                                      -13-
                                                                                                                        (continued)

                                                                                                                  December 31, 2000
                                                                                                                            Current
  Identity of Issuer                     Description of Investment (maturity value in millions of dollars)         Cost       Value

  Carramerica Rlty. Corp.                Note, 7.20%, Due 7/1/04, $0.7                                              0.7         0.7
  Citibank                               Credit Card Master Trust I 1999 5, 6.10%, Due 5/15/08, $1.2                1.2         1.2
  Citigroup Inc.                         Note, 7.25%, Due 10/1/10, $0.2                                             0.2         0.2
  Coca-Cola Co.                          Note, 5.75%, Due 4/30/09, $2.2                                             1.9         2.2
  Conagra Inc.                           Note, 7.875%, Due 9/15/10, $2.2                                            2.2         2.4
  Dollar Gen. Corp.                      Note, 8.625%, Due 6/15/10, $0.9                                            0.8         0.9
  DuPont EI DeNemours & Co.              Note, 6.75%, Due 10/15/04, $0.2                                            0.2         0.2
  El Paso Energy Corp.                   Medium Term Note, 7.375%, Due 12/15/12, $0.6                               0.6         0.6
  Emerson Electric Co.                   Note, 7.875%, Due 6/1/05, $0.4                                             0.3         0.4
  Energy East Corp.                      Note, 8.05%, Due 11/15/10, $0.6                                            0.6         0.7
  EOP Oper. Ltd. Partnership             Note, 6.763%, Due 6/15/07, $1.9                                            1.8         1.9
  ERAC USA Fin. Co.                      Note 144A, 6.75%, Due 5/15/07, $0.6                                        0.5         0.6
  ERAC USA Fin. Co.                      Note 144A, 6.75%, Due 5/15/09, $0.5                                        0.5         0.5
  ERP Oper. Ltd. Partnership             Note, 6.63%, Due 4/13/05, $0.6                                             0.6         0.6
  ERP Oper. Ltd. Partnership             Note, 7.57%, Due 8/15/26, $1.1                                             1.1         1.1
  Exxon Capital Corp.                    Note, 6.12%, Due 9/8/08, $1.3                                              1.2         1.3
  First Union National Bank              Note, 7.80%, Due 8/18/10, $0.4                                             0.4         0.4
  Ford Motor Cr. Co.                     Sr. Note, 5.75%, Due 2/23/04, $1.2                                         1.1         1.2
  Ford Motor Cr. Co.                     Sr. Note, 5.80%, Due 1/12/09, $0.8                                         0.6         0.7
  General Elec. Cap. Corp.               Medium Term Note, 7.375%, Due 1/19/10, $0.3                                0.3         0.3
  General Elec. Cap. Corp.               Medium Term Note, 6.875%, Due 11/15/10, $0.5                               0.5         0.5
  General Elec. Cap. Corp.               Note, 8.625%, Due 6/15/08, $1.4                                            1.5         1.6
  General Elec. Cap. Corp.               Note, 8.75%, Due 5/21/07, $0.5                                             0.6         0.6
  General Elec. Cap. Corp.               Note, 7.875%, Due 12/1/06, $0.4                                            0.5         0.4
  Goldman Sachs Group Inc.               Note, 7.625%, Due 8/17/05, $0.2                                            0.2         0.2
  Highwoods Realty L.P.                  Note, 6.75%, Due 12/1/03, $0.5                                             0.5         0.5
  Highwoods Realty L.P.                  Note, 7.00%, Due 12/1/06, $0.3                                             0.3         0.3
  Hrpt. Pptys. Tr.                       Sr. Note, 6.875%, Due 8/26/02, $0.5                                        0.5         0.5
  Johnson & Johnson                      Note, 8.25%, Due 11/9/04, $1.7                                             1.8         1.8
  Keyspan Corp.                          Note, 7.625%, Due 11/15/10, $0.7                                           0.7         0.7
  Lilly Del. Mar. Inc.                   Resettable Cpn. Cap., 7.717%, Due 8/1/29, $0.7                             0.7         0.8
  Lockheed Martin Corp.                  Note, 7.25%, Due 5/15/06, $0.9                                             0.9         0.9
  McDonnell Douglas Corp.                Note, 6.875%, Due 11/1/06, $1.9                                            1.8         1.9
  MCI Communications Corp.               Note, 6.95%, Due 8/15/06, $0.9                                             0.9         0.9
  MCI Communications Corp.               Note, 6.125%, Due 4/15/02, $0.7                                            0.7         0.7
  MCI Communications Corp.               Note, 6.50%, Due 4/15/10, $1.9                                             1.7         1.8
  Merrill Lynch & Co. Inc.               Note, 6.00%, Due 2/17/09, $1.3                                             1.2         1.2
  Metropolitan Life Ins. Co.             Surplus Note, 6.30%, Due 11/1/03, $1.5                                     1.5         1.5
  Nationsbank Corp.                      Sub. Note, 7.80%, Due 9/15/16, $1.1                                        1.1         1.1
  Norfolk Southern Corp.                 Note, 7.35%, Due 5/15/07, $0.6                                             0.7         0.7
  Nynex Corp.                            Note, 9.55%, Due 5/1/10, $2.7                                              2.8         2.9
  Prologis Tr.                           Note, 7.05%, Due 7/15/06, $0.8                                             0.8         0.8
  Shopping Ctr. Assocs.                  Note 144A, 6.75%, Due 1/15/04, $2.6                                        2.6         2.6
  Sonat Inc.                             Note, 7.625%, Due 7/15/11, $0.2                                            0.2         0.2
  Teleglobe CDA Inc.                     Gtd. Deb., 7.20%, Due 7/20/09, $1.1                                        1.1         1.1
  Teleglobe CDA Inc.                     Gtd. Deb., 7.70%, Due 7/20/09, $1.4                                        1.3         1.4
  Tennessee Gas Pipeline                 Note, 7.00%, Due 3/15/27, $1.0                                             1.0         1.0
  Texas Instruments Inc.                 Sr. Note, 7.00%, Due 8/15/04, $0.4                                         0.4         0.4
  Tyco Intl. Group                       Note, 6.125%, Due 11/1/08, $1.0                                            0.9         0.9
  Tyco Intl. Group                       Note, 6.25%, Due 6/15/03, $2.4                                             2.3         2.4
  U.S. Air Inc.                          Enhanced Equip. Note Cl.A, 6.76%, Due 4/15/08, $1.4                        1.4         1.4
  United Airlines                        Pass Through Trust 2000-2, 7.186%, Due 4/1/11, $1.0                        1.0         1.0
  United Dominion Realty Tr. Inc.        Deb., 8.50%, Due 9/15/24, $1.6                                             1.6         1.7
  USAA Cap. Corp.                        Medium Term Note, 7.05%, Due 11/8/06, $0.3                                 0.3         0.3
  Verizon Global Funding Corp.           Note 144A, 7.25%, Due 12/1/10, $0.8                                        0.8         0.8
  Wells Fargo Finl. Inc.                 Note, 7.00%, Due 11/1/05, $0.6                                             0.6         0.7
  Capital Auto Receivables               Asset Backed 2000-1, 7.00%, Due 1/17/05, $1.3                              1.3         1.3
  Carco Auto Ln. Master Tr.              Asset Backed 1999-4, 6.43%, Due 11/15/04, $0.6                             0.6         0.6
  Chase Manhattan Auto Owner Tr.         Asset Backed 1998-B, 5.80%, Due 2/17/03, $3.2                              3.2         3.2
  Daimler Chrysler Auto Trust            Asset Backed 2000-E, 6.11%, Due 11/8/04, $0.7                              0.7         0.7
  Dealer Auto Receivables Trust          Asset Backed, 7.07%, Due 5/17/04, $0.8                                     0.8         0.8
  Ford Cr. Auto Owner Tr.                Asset Backed 2000-B, 6.97%, Due 4/15/03, $1.1                              1.1         1.1
  Ford Cr. Auto Owner Tr.                Asset Backed 2000-D, 7.13%, Due 7/15/04, $0.7                              0.7         0.7
  MMCA Auto Owner Trust                  Asset Backed 2000-1, 7.00%, Due 6/15/04, $0.7                              0.7         0.7
  MMCA Auto Owner Trust                  Asset Backed 2000-1, 7.08%, Due 2/15/05, $0.5                              0.5         0.5
  Nissan Auto Receivables                Asset Backed 2000-B, 7.25%, Due 4/15/04, $0.9                              0.9         0.9
  Nissan Auto Receivables                Asset Backed 2000, 7.27%, Due 11/15/04, $0.4                               0.4         0.4
  Premier Auto Tr.                       Asset Backed 1999-1, 5.69%, Due 11/8/02, $2.4                              2.4         2.4
  Premier Auto Tr.                       Asset Backed 1999-3, 6.27%, Due 4/8/03, $0.7                               0.7         0.7
  American Express Cr.                   Asset Backed M Ser., 5.95%, Due 12/15/06, $2.0                             1.9         2.0

                                                            -14-
                                                                                                                        (continued)

                                                                                                                  December 31, 2000
                                                                                                                            Current
  Identity of Issuer                     Description of Investment (maturity value in millions of dollars)         Cost       Value

  American Express Master Trust          Asset Backed Ser. 1994-3, 7.85%, Due 8/15/05, $0.3                         0.3         0.3
  Citibank Cr. Card Issuance Tr.         Note, 6.90%, Due 10/17/07, $2.0                                            2.0         2.1
  Citibank Cr. Card Master Tr. I         Asset Backed 1999-1, 5.50%, Due 2/15/06, $1.4                              1.3         1.4
  Citibank Cr. Card Master Tr. I         Asset Backed 1999-2, 5.875%, Due 3/10/11, $1.3                             1.2         1.3
  Citibank Cr. Card Master Tr. I         Asset Backed 1999-7, 6.65%, Due 11/15/06, $0.7                             0.7         0.7
  Dayton Hudson Cr. Card Master          Asset Backed, 6.25%, Due 8/25/05, $1.5                                     1.5         1.5
  Dayton Hudson Cr. Card Master Tr.      Asset Backed 98-1, 5.90%, Due 5/25/06, $0.5                                0.5         0.5
  Discover Card Master Trust I           Asset Backed 1999, 6.85%, Due 7/17/07, $0.8                                0.8         0.8
  First USA Cr. Card Master Tr.          Asset Backed, 6.42%, Due 3/17/05, $0.4                                     0.4         0.4
  First USA Cr. Card Master Tr.          Asset Backed 1998-9, 5.28%, Due 9/18/06, $2.1                              2.0         2.1
  Sears Cr. Account Master Tr. II        Asset Backed, 6.05%, Due 1/15/08, $0.8                                     0.8         0.8
  Sears Cr. Account Master Tr.           Asset Backed 1997-1, 6.20%, Due 7/16/07, $0.5                              0.5         0.5
  Standard Cr. Card Master Tr. I         Asset Backed, 8.25%, Due 11/7/03, $2.1                                     2.2         2.2
  Peco Energy Transition Trust           Asset Backed Series 1999-A, Due 3/1/06, $0.5                               0.4         0.5
  Textron Finl. Corp. Receivables Tr.    Asset Backed, 6.05%, Due 3/16/09, $0.1                                     0.1         0.1
  Chase Fdg. Tr.                         Asset Backed 1999-1 Mtg. Ln., 5.972%, Due 12/25/01, $0.7                   0.7         0.7
  Com. Ed. Trans. Fdg. Tr.               Asset Backed 1998-1 A5, 5.44%, Due 3/25/07, $1.0                           1.0         1.0
  Com. Ed. Trans. Fdg. Tr.               Asset Backed 1998-A7, 5.74%, Due 12/25/10, $0.3                            0.3         0.3
  U.S. Airways                           Pass Through Trs. 1999-1, 8.36%, Due 7/20/20, $2.7                         2.7         3.0
  Chevron Corp. Profit Sharing Plan Tr.  CMO Remic, 8.11%, Due 12/1/04, $1.5                                        1.7         1.7
  Continental Airlines                   Pass Through Trs., 6.94%, Due 4/15/15, $2.1                                2.2         2.2
  Continental Airlines                   Pass Through Trs., 7.707%, Due 10/2/22, $0.7                               0.7         0.8
  First Sec. Auto Owner Tr.              CMO Remic, 5.58%, Due 6/16/03, $0.3                                        0.3         0.3
  Ford Cr. Auto Ln. Master Tr.           CMO Remic 1996-2, Due 2/15/03, $0.7                                        0.7         0.7
  GE Capital Mtg. Services               CMO Remic, 6.75%, Due 8/25/29, $1.1                                        1.1         1.1
      Total Corporate Securities                                                                                  388.7       398.6

  International Securities, denominated in U.S. dollars:

  Province of Quebec, Canada             Medium Term Note, 6.29%, Due 3/6/26, $2.8                                  2.8         3.0
  Province of Quebec, Canada             Medium Term Note, 5.735%, Due 3/2/26, $3.0                                 3.0         3.2
  Spain Kingdom                          Global Note, 7.00%, Due 7/19/05, $2.6                                      2.6         2.8
  Ontario Hydro                          Note, 6.10%, Due 1/30/08, $0.9                                             0.8         0.9
  African Dev. Bank                      Senior Note, 6.75%, Due 10/1/04, $2.8                                      2.9         2.9
  Province of Quebec, Canada             Debenture, 7.00%, Due 1/30/07, $1.6                                        1.6         1.7
      Total International Securities                                                                               13.7        14.5

  Commercial Paper, Certificates of Deposit and U.S. Treasury Bills:

  United States Government               U.S. Treasury Bill, 0/00%, Due 2/1/01, $0.1                                0.1         0.1
      Total Commercial Paper, Certificates of Deposit and U.S. Treasury Bills                                       0.1         0.1

  Chase Manhattan Bank                   Enhanced Cash Investment Fund, Interest Rate 6.657%, $117.5              117.5       117.5

  Unsettled purchase and sale transactions:
  Province of Quebec, Canada             Medium Term Note, 5.735%, Due 3/2/26                                       0.5         0.5
  United States Government               FNMA Pass-Through Certificate 566440, 7.00%, Due 1/1/31                    1.0         1.0
  United States Government               FNMA Pass-Through Certificate 535049, 7.00%, Due 11/1/29                   2.0         2.0
  United States Government               FNMA Pass-Through Certificate 541497, 7.00%, Due 1/1/31                    1.0         1.0
  United States Government               FNMA Pass-Through Certificate 541922, 7.00%, Due 7/1/30                    1.0         1.0
  United States Government               FNMA Pass-Through Certificate 553144, 7.00%, Due 1/1/31                    1.0         1.0
  United States Government               FNMA Pass-Through Certificate 553144, 7.00%, Due 1/1/31                    1.0         1.0
  United States Government               FNMA Pass-Through Certificate 553144, 7.00%, Due 1/1/31                    1.0         1.0
  United States Government               FNMA Pass-Through Certificate 553285, 7.00%, Due 11/1/30                   2.0         2.0
  United States Government               FNMA Pass-Through Certificate 556447, 7.00%, Due 10/1/30                   1.0         1.0
  United States Government               FNMA Pass-Through Certificate 558374, 7.00%, Due 12/1/30                   1.0         1.0
  United States Government               FNMA Pass-Through Certificate 559253, 7.00%, Due 11/1/30                   1.0         1.0
  United States Government               FNMA Pass-Through Certificate 561704, 7.00%, Due 1/1/31                    1.0         1.0
  United States Government               FNMA Pass-Through Certificate 564211, 7.00%, Due 12/1/30                   1.0         1.0
  United States Government               FNMA Pass-Through Certificate 564482, 7.00%, Due 12/1/30                   1.0         1.0
  United States Government               FNMA Pass-Through Certificate 564507, 7.00%, Due 1/1/31                    1.0         1.0
  United States Government               FNMA Pass-Through Certificate 564639, 7.00%, Due 12/1/30                   1.0         1.0
  United States Government               TBA FNMA, 7.00%, Due 1/15/49                                               0.1         0.1
  United States Government               TBA FNMA, 6.50%, Due 1/15/49                                               0.1         0.1
  United States Government               U.S. Treasury Note, Due 11/15/01                                          (0.5)       (0.5)
  United States Government               FNMA Pass-Through Certificate 535049, 7.00%, Due 11/1/29                  (1.9)       (1.9)
  United States Government               FNMA Pass-Through Certificate 541497, 7.00%, Due 1/1/31                   (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 541922, 7.00%, Due 7/1/30                   (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 553144, 7.00%, Due 1/1/31                   (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 553144, 7.00%, Due 1/1/31                   (1.0)       (1.0)

                                                         -15-
                                                                                                                        (continued)

                                                                                                                  December 31, 2000
                                                                                                                            Current
  Identity of Issuer                     Description of Investment (maturity value in millions of dollars)         Cost       Value

  United States Government               FNMA Pass-Through Certificate 553144, 7.00%, Due 1/1/31                   (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 553285, 7.00%, Due 11/1/30                  (1.9)       (1.9)
  United States Government               FNMA Pass-Through Certificate 556447, 7.00%, Due 10/1/30                  (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 558374, 7.00%, Due 12/1/30                  (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 559253, 7.00%, Due 11/1/30                  (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 561704, 7.00%, Due 1/1/31                   (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 564211, 7.00%, Due 12/1/30                  (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 564482, 7.00%, Due 12/1/30                  (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 564507, 7.00%, Due 1/1/31                   (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 564639, 7.00%, Due 12/1/30                  (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 566440, 7.00%, Due 1/1/31                   (1.0)       (1.0)
  United States Government               TBA FNMA, 7.00%, Due 1/15/49                                              (1.0)       (1.0)
  United States Government               TBA FNMA, 7.00%, Due 1/15/49                                              (1.0)       (1.0)
  United States Government               TBA FNMA, 7.00%, Due 1/15/49                                             (15.8)      (15.8)
  United States Government               TBA FNMA, 6.50%, Due 1/15/49                                             (17.0)      (17.0)
  United States Government               FNMA Pass-Through Certificate 481428, 6.00%, Due 1/1/29                    1.0         1.0
  United States Government               FNMA Pass-Through Certificate 259072, 8.00%, Due 7/1/30                    0.5         0.5
  United States Government               FNMA Pass-Through Certificate 508717, 8.00%, Due 8/1/29                    0.3         0.3
  United States Government               FNMA Pass-Through Certificate 509578, 8.00%, Due 8/1/29                    0.2         0.2
  United States Government               FNMA Pass-Through Certificate 526338, 8.00%, Due 2/1/30                    0.5         0.5
  United States Government               FNMA Pass-Through Certificate 535095, 8.00%, Due 1/1/30                    0.1         0.1
  United States Government               FNMA Pass-Through Certificate 563959, 8.00%, Due 12/1/30                   0.4         0.4
  United States Government               FNMA Pass-Through Certificate 481214, 6.00%, Due 1/1/29                    0.7         0.7
  United States Government               FNMA Pass-Through Certificate 498153, 6.00%, Due 7/1/29                    0.3         0.3
  United States Government               FNMA Pass-Through Certificate 323715, 6.00%, Due 5/1/29                    0.7         0.7
  United States Government               FNMA Pass-Through Certificate 446139, 6.00%, Due 1/1/29                    0.7         0.7
  United States Government               FNMA Pass-Through Certificate 498153, 6.00%, Due 7/1/29                    0.3         0.3
  United States Government               FNMA Pass-Through Certificate 498153, 6.00%, Due 7/1/29                    0.3         0.3
  United States Government               FNMA Pass-Through Certificate 498153, 6.00%, Due 7/1/29                    0.3         0.3
  United States Government               FNMA Pass-Through Certificate 498153, 6.00%, Due 7/1/29                    0.3         0.3
  United States Government               FNMA Pass-Through Certificate 507280, 6.00%, Due 7/1/29                    0.7         0.7
  United States Government               FNMA Pass-Through Certificate 568000, 6.00%, Due 1/1/30                    0.6         0.6
  United States Government               TBA GNMA I SF, 6.50%, Due 1/15/49                                         12.2        12.2
  United States Government               U.S. Treasury Note, 5.75%, Due 8/15/10                                     0.1         0.1
  United States Government               FNMA, 7.125%, Due 6/15/10                                                  0.1         0.1
  United States Government               U.S. Treasury Note, 5.75%, Due 8/15/10                                    (4.5)       (4.5)
  United States Government               FNMA Pass-Through Certificate 259072, 8.00%, Due 7/1/30                   (0.5)       (0.5)
  United States Government               FNMA Pass-Through Certificate 508717, 8.00%, Due 8/1/29                   (0.3)       (0.3)
  United States Government               FNMA Pass-Through Certificate 509578, 8.00%, Due 8/1/29                   (0.2)       (0.2)
  United States Government               FNMA Pass-Through Certificate 526338, 8.00%, Due 2/1/30                   (0.6)       (0.6)
  United States Government               FNMA Pass-Through Certificate 535095, 8.00%, Due 1/1/30                   (0.1)       (0.1)
  United States Government               FNMA Pass-Through Certificate 563959, 8.00%, Due 12/1/30                  (0.4)       (0.4)
  United States Government               TBA FNMA SF, 8.00%, Due 1/15/49                                           (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 481428, 6.00%, Due 1/1/29                   (1.0)       (1.0)
  United States Government               FNMA Pass-Through Certificate 323715, 6.00%, Due 5/1/29                   (0.7)       (0.7)
  United States Government               FNMA Pass-Through Certificate 446139, 6.00%, Due 1/1/29                   (0.7)       (0.7)
  United States Government               FNMA Pass-Through Certificate 481214, 6.00%, Due 1/1/29                   (0.7)       (0.7)
  United States Government               FNMA Pass-Through Certificate 498153, 6.00%, Due 7/1/29                   (0.3)       (0.3)
  United States Government               FNMA Pass-Through Certificate 498153, 6.00%, Due 7/1/29                   (0.3)       (0.3)
  United States Government               FNMA Pass-Through Certificate 498153, 6.00%, Due 7/1/29                   (0.3)       (0.3)
  United States Government               FNMA Pass-Through Certificate 498153, 6.00%, Due 7/1/29                   (0.3)       (0.3)
  United States Government               FNMA Pass-Through Certificate 498153, 6.00%, Due 7/1/29                   (0.3)       (0.3)
  United States Government               FNMA Pass-Through Certificate 507280, 6.00%, Due 7/1/29                   (0.6)       (0.6)
  United States Government               FNMA Pass-Through Certificate 568000, 6.00%, Due 1/1/30                   (0.6)       (0.6)
  United States Government               FNMA, 7.125%, Due 6/15/10                                                (18.7)      (18.7)
  United States Government               TBA GNMA I SF, 6.50%, Due 1/15/49                                         (5.7)       (5.7)
  United States Government               TBA GNMA I SF, 6.50%, Due 1/15/49                                        (10.4)      (10.4)
  United States Government               TBA GNMA I SF, 6.50%, Due 1/15/49                                         (0.9)       (0.9)
  United States Government               TBA GNMA I SF, 6.50%, Due 1/15/49                                         (1.0)       (1.0)
  United States Government               TBA GNMA I SF, 7.50%, Due 1/15/49                                         (2.0)       (2.0)
  United States Government               TBA GNMA I SF, 6.50%, Due 1/15/49                                        (11.1)      (11.1)
  United States Government               TBA GNMA I SF, 7.50%, Due 1/15/49                                        (12.5)      (12.5)
  United States Government               TBA GNMA II, 8.50%, Due 1/15/49                                           (4.1)       (4.1)
  United States Government               TBA GNMA I SF, 7.50%, Due 1/15/49                                         (6.0)       (6.0)
  United States Government               TBA GNMA I SF, 8.50%, Due 1/15/49                                         (4.1)       (4.1)
  United States Government               TBA GNMA I SF, 8.50%, Due 1/15/49                                         (1.0)       (1.0)
  United States Government               TBA GNMA I SF, 8.50%, Due 1/15/49                                         (4.1)       (4.1)
  United States Government               TBA GNMA I SF, 8.50%, Due 1/15/49                                         (9.3)       (9.3)
  United States Government               TBA GNMA I SF, 7.50%, Due 1/15/49                                         (2.0)       (2.0)
  United States Government               TBA GNMA I SF, 8.00%, Due 1/15/49                                         (1.1)       (1.1)

                                                      -16-
                                                                                                                        (continued)

                                                                                                                  December 31, 2000
                                                                                                                            Current
  Identity of Issuer                     Description of Investment (maturity value in millions of dollars)         Cost       Value

  United States Government               TBA GNMA I SF, 6.00%, Due 1/15/49                                         (1.9)       (1.9)
  United States Government               TBA GNMA I SF, 7.50%, Due 1/15/49                                         (2.0)       (2.0)
  United States Government               TBA GNMA I SF, 8.50%, Due 1/15/49                                         (4.1)       (4.1)
  United States Government               TBA GNMA I SF, 6.00%, Due 1/15/49                                         (3.9)       (3.9)
  United States Government               TBA GNMA I SF, 8.00%, Due 1/15/49                                         (2.1)       (2.1)
  United States Government               TBA FNMA SF, 8.00%, Due 1/15/49                                           (3.1)       (3.1)
  United States Government               TBA FNMA SF, 6.00%, Due 1/15/49                                           (1.0)       (1.0)
  United States Government               TBA FNMA SF, 6.00%, Due 1/15/49                                           (4.7)       (4.7)
  Avalon Bay Cmntys. Inc.                Medium Term Note, 8.25%, Due 7/15/08                                       0.2         0.2
  United States Government               U.S. Treasury Note, 6.875%, Due 5/15/06                                   (2.9)       (2.9)
  United States Government               U.S. Treasury Note, 5.75%, Due 8/15/10                                    (0.1)       (0.1)
      Total Unsettled purchase and sale transactions                                                             (147.1)     (147.1)

      Total Fixed Income Fund                                                                                     724.8       744.4

      GRAND TOTALS                                                                                             $1,615.0    $2,384.1




*        Party-in-interest to the Program.

                                                       -17-

                  THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                              UNION CARBIDE CORPORATION
                       AND PARTICIPATING SUBSIDIARY COMPANIES


                       Schedule of Reportable Transactions
                          Year ended December 31, 2000
                            (millions of dollars)



                                                                                      Current
                                                                                      Value of
                                                                                      Asset on
                                                   Purchase          Cost of         Transaction
      Identity of party involved                    Price             Asset             Date
--------------------------------------------       --------        -----------       -----------

                                                                     Expense
                                                                    Incurred
                                                    Selling           With            Net Gain
      Description of asset                           Price         Transaction         (Loss)
--------------------------------------------       --------        -----------      -----------
Series of transactions in the same security:
Chase Manhattan Bank                          $       1.00           $796.5           $796.5
Enhanced Cash Investment Fund                          n/a                -              n/a

Chase Manhattan Bank                                   n/a            804.7            804.7
Enhanced Cash Investment Fund                         1.00                -                -

U.S. Government                                 99.39 - 105.42         76.0             76.0
Treasury Note, 6.5%, Due 2/15/10                       n/a                -              n/a

U.S. Government                                        n/a             76.0             76.0
Treasury Note, 6.5%, Due 2/15/10                99.36 - 105.00            -                -

U.S. Government                                 98.86 - 105.50         95.2             95.2
Treasury Note, 5.75%, Due 8/15/10                      n/a                -              n/a

U.S. Government                                        n/a             89.3             89.5
Treasury Note, 5.75%, Due 8/15/10              99.13 - 105.50             -               .2





















n/a = not applicable





                                     -18-





                                SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the Program Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.








                                    The Savings and Investment Program for
                                    Employees of Union Carbide Corporation
                                    and Participating Subsidiary Companies





Date:  June 27, 2001               By:     /s/ Tommy Block
                                   Name:   Tommy Block
                                           Chairman of the Retirement Board
                                           of The Dow Chemical Company























                                     -19-



                         INDEPENDENT AUDITORS' REPORT

To the Program Administrators of The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary
Companies:

Danbury, Connecticut

We have audited the accompanying statement of net assets available for benefits of The Savings and Investment Program for Employees of Union Carbide
Corporation and Participating Subsidiary Companies (the "Program") as of
December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2000 financial statements present fairly, in all material respects, the net assets available for benefits of the Program at December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 2000 and (2) reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Program's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2000 financial statements as a whole.


                                            /s/ Deloitte and Touche, LLP


June 22, 2001
Stamford, Connecticut


                                       -20-



                         INDEPENDENT AUDITORS' REPORT

To the Program Administrators of The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary
Companies:


We have audited the accompanying statement of net assets available for benefits of The Savings and Investment Program for Employees of Union Carbide
Corporation and Participating Subsidiary Companies (the "Program") as of
December 31, 1999. This financial statement is the responsibility of the Program's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit of a statement of net assets available for benefits includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit of a statement of net assets available for benefits also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation in the statement of net assets available for benefits. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1999, in conformity with generally accepted accounting principles.







                                                 /s/ KPMG LLP

Stamford, Connecticut
June 21, 2000










                                      -21-





                              EXHIBIT INDEX




Exhibit                                                         Page
  No.                             Exhibit                        No.


  23.1     Independent Auditors' Consent                          23

  23.2     Independent Auditors' Consent                          24





































                                       -22-
